Filed by Thayer Ventures Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thayer Ventures Acquisition Corporation

Registration No. 333-259570

This filing relates to the proposed business combination between Inspirato LLC (“Inspirato”) and Thayer Ventures Acquisition Corporation (“Thayer”) pursuant to the terms of that certain Business Combination Agreement, dated as of June 30, 2021 (the “Business Combination Agreement”).

THE FOLLOWING IS THE TEXT OF TWO INSPIRATO LLC NEWSLETTERS BY BRENT HANDLER (CHIEF EXECUTIVE OFFICER, INSPIRATO LLC), BOTH DATED NOVEMBER 12, 2021.

Inspirato Pass Members,

In October we introduced new features for Inspirato Pass which we believe provide a more flexible and valuable way for you to enjoy luxury travel with us. Since then, it’s become evident we should have done a better job with the roll-out of these enhancements. We should have provided a more in-depth explanation about the specific changes and more information on inspirato.com to help you find and compare trip values. I am writing today to clear up some misconceptions from the launch, and to commit to a new level of clarity so that you always feel confident trusting your vacations to us with Pass.

Pass Days

The most visible change we made was assigning a specific number of “Pass Days” to each trip on the Pass Trip List. While the term “Pass Days” is new, the concept is not. Pass Days represent two things. First, they indicate the value of the trip. Second, once you book, they indicate the number of days you must wait to reserve your next trip. In the past, you always had to wait until your checkout date before booking again. Now, there are hundreds of thousands of trips where your Pass becomes available to book your next trip well before your checkout date, giving you the opportunity to hold multiple Pass reservations at the same time. Nothing was taken away or diminished with the introduction of Pass Days. Instead, Pass Days allow us to create more travel options for the list, that you can book at better value.

The Pass Trip List

The Pass Trip List got bigger with these changes – a lot bigger. With well over 1.5M trips to choose from (compared to 150,000 previously), Inspirato Pass is now more flexible and valuable than ever before. To illustrate this point, consider that right now there are hundreds of thousands of long weekend trips on the Trip List available over the next 365 days, in dozens of destinations, for 30 Pass Days or less. Prior to these changes, reserving a long weekend beyond a short booking window often didn’t make good sense, because it tied up your Pass all the way through the checkout date. Now you can book that getaway even if it is many months out, wait a relatively short period, and book another trip.

Pass Pricing

As part of our launch, we wanted to add more clarity to the pricing for Pass in our marketing materials. As background, Inspirato Members have always paid $2,200 for Pass, because they pay annual dues separately each year for access to the membership benefits that are included with Pass. Pass-only subscribers have always paid $2,500 per month—this price has not changed. Of this $2,500 per month, $2,200 is allocated towards Pass trips, and $300 is allocated towards dues to cover access to members-only benefits, Jaunt, Member Events, Inspirato Tickets, Bespoke Travel, and the many service aspects we provide. This allows all Pass subscribers to enjoy the benefits of Inspirato outside the Pass Trip List, and ensures that all Pass subscribers pay the same amount towards Pass travel.

Committing to Clarity

As they say, hindsight is 20/20. It’s now evident we need to make the value of each Pass trip clearer as part of the booking process. We recognize the frustration of having to “figure it out on your own,” especially with such a vast number of options on the Trip List, and we are committed to giving you more clarity.

First up, today we added a new feature called “Pass Value” on the Pass Trip List. When you select this option in the “Sort By” dropdown menu, it “does the math for you” by ranking each trip based on the number of Pass Days it requires relative to the total nightly rates, taxes, and fees for the same trip if you booked it “a la carte” without Pass. For example, here is a list of all Pass trips available through December 15, 2021 sorted by Pass Value. I have personally been deep in the data for many weeks and the simple truth is that Pass is now more valuable than ever before. Please be on the lookout for additional enhancements over the next few weeks. You are going to like what you see.

A Bigger Portfolio

It is not lost on us that the name of the game for Inspirato right now is securing more and better inventory. Like many companies in the wake of COVID, we need to innovate our supply chain. We’ve been working hard in this area and despite the challenging environment, so far this year we’ve added new residences and exclusive leased hotel inventory in New York City, Nantucket, Deer Valley, the California Wine Country, Rosemary Beach and many more destinations, as well as a full slate of Inspirato Only experiences. We’ve also introduced Beyond Travel and Inspirato Tickets to give you even more ways to use your Pass. And we’re just getting started.

The Secret to Success

Inspirato will soon begin its eleventh year. From day one, the secret to our success has been our members—your passion for travel, your direct and meaningful feedback, and your willingness to trust our positive intentions. Please hold us accountable as you always do—we will give you the data to make an informed decision about where to spend your travel dollars. You are not ordinary travelers taking ordinary trips, you are our valued members, who have been with us through thick and thin. We will not rest until we, and Inspirato Pass, exceed your expectations.

Travel often and enjoy your Pass!

Brent

Inspirato Members,

What an incredible year 2021 has been (so far), especially this fall— and believe it or not, we still have more in store for you. I’m writing to recap the new Inspirato Tickets benefit we announced this week, as well as share an update on our luxury vacation portfolio and the new Inspirato Pass we launched in late October.

Inspirato Tickets

Over the past few months, we’ve been testing a new ticket platform in Los Angeles and Denver. After hearing great feedback, this week we launched Inspirato Tickets nationwide, giving all Inspirato members and subscribers convenient access to tickets for concert and professional sporting events at more than ten major venues around the country including Barclays Center in New York City, the STAPLES Center in Los Angeles, and the American Airlines Center in Dallas.

Tickets available through this benefit include either premium individual seats or an in-suite experience with an Inspirato host, in the company of fellow members and their guests, with catering included. Over time, we plan to expand the program further with dozens of new venues and a wider variety of events to choose from, including college sports, music festivals, and much more. I hope you can take advantage of Inspirato Tickets and attend an event with us soon!

A Bigger Portfolio

It is not lost on us that the name of the game for Inspirato right now is securing more and better inventory. Like many companies in the wake of COVID, we need to innovate our supply chain. We’ve been working hard in this area and despite the challenging environment, so far this year we’ve added new residences and exclusive leased hotel inventory in New York City, Nantucket, Deer Valley, the California Wine Country, Rosemary Beach and many more destinations, as well as a full slate of Inspirato Only experiences. We’ve also introduced Beyond Travel and Inspirato Tickets to give you even more ways to use your Pass. And we’re just getting started.

Inspirato Real Estate is an important part of our strategy to accelerate portfolio growth. Through the IRE platform, luxury vacation home buyers and owners can lease their property to us for the Inspirato Collection and enjoy a rewarding, 100% worry-free ownership experience. Last week more than one hundred members joined us for a virtual event to learn more about IRE’s unique solution and the possibility of owning an Inspirato home. If you’d like a personal overview of IRE, please reach out to the team at contact@inspiratorealestate.com.

The New Inspirato Pass

Last month we announced significant enhancements to Inspirato Pass, including a new way to compare the value of trips (“Pass Days”), an exponential increase in the number of Pass trip options, and flexibility to hold multiple Pass reservations at the same time. Since then, we’ve realized we need to provide more information on inspirato.com to help Pass subscribers better understand and compare the relative value of different trips.

First up, today we added a new feature called “Pass Value” on the Pass Trip List. When you select this option in the “Sort By” dropdown menu, it “does the math for you” by ranking each trip based on the number of Pass Days it requires relative to the total nightly rates, taxes, and fees for the same trip if you booked it “a la carte” without Pass. For example, here is a list of all Pass trips available through December 15, 2021 sorted by Pass Value. Whether you already hold a Pass, or are interested in seeing how it could complement your current membership, please be on the lookout for additional enhancements over the next few weeks. You are going to like what you see.

Looking Ahead

We’re now entering the home stretch of 2021—it should be a lot of fun. At the end of the month we’ll launch our annual Take Time Together promotion featuring our best rates of the year for Club bookings. We are also continuing with our plans to take Inspirato public. More importantly, however, we are working on additional initiatives and benefits for 2022 to improve your Inspirato experience and ensure we remain your irreplaceable travel partner. We are grateful for the opportunity to be a part of your and your families’ lives – please let us know how we can help make your next vacation unforgettable.

Brent Handler

CEO and Founder

Forward-Looking Statements

This document may contain a number of “forward-looking statements.” Forward-looking statements include information concerning Thayer’s or Inspirato’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether this proposed business combination will generate returns for shareholders. These forward-looking statements are based on Thayer’s or Inspirato’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this document, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Thayer’s or Inspirato’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Thayer or other conditions to closing in the Business Combination Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the private placement into Thayer; (e) the risk that the proposed business combination disrupts current plans and operations of Inspirato or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the U.S. Securities and Exchange Commission’s (the “SEC”) recently released statement on accounting and reporting considerations for warrants in special purpose acquisition companies (“SPACs”)) which could result in the need for Thayer to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of Thayer’s securities and the attractiveness of the business combination to investors; (i) the possibility that Inspirato may be adversely affected by other economic, business and/or competitive factors; (j) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (k) the risk of downturns in the travel and hospitality industry, including residual effects of the COVID-19 pandemic; and (l) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 referenced above and discussed below and other documents filed by Thayer from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Except as required by law, neither Thayer nor Inspirato undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in Thayer’s reports filed with the SEC and available at the SEC’s website at www.sec.gov, including under “Risk Factors” in Part I, Item 1A of Thayer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended, and in Part II, Item 1A of Thayer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021.

Additional Information and Where to Find It

In connection with the proposed business combination, Thayer filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement and prospectus with respect to Thayer’s securities to be issued in connection with the proposed business combination that also constitutes a preliminary prospectus of Thayer and will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of Thayer’s shareholders to be held to approve the proposed business combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, Thayer’s shareholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus, as well as any amendments or supplements thereto, and all other relevant documents filed or that will be filed with the SEC because they will contain important information about the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to Thayer shareholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. Thayer shareholders will also be able to obtain copies of the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to TVAC@mzgroup.us.

The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in Solicitation

Thayer, Inspirato and their respective directors and officers may be deemed participants in the solicitation of proxies of Thayer shareholders in connection with the proposed business combination. Thayer shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Thayer in Thayer’s Annual Report on Form 10-K/A for the year ended December 31, 2020, as amended, which has been filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Thayer shareholders in connection with the proposed business combination and other matters to be voted upon at the Special Meeting will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination has been included in the Registration Statement that Thayer has filed with the SEC.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell, a solicitation of a proxy, consent or authorization or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.